

March 1, 2013

Via E-mail
Pieter van der Harst
Chief Financial Officer
RBS Holdings N.V.
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

> **Re:** **RBS Holdings N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **Response dated February 1, 2013**
> **File No. 001-14624**

Dear Mr. van der Harst:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Additional Information, page 218

Glossary of terms, page 246

1. We note your definitions of Alt-A on page 246 and sub-prime on page 252, which outline certain qualifications for each term. We were unable to locate disclosure in your Form 20-F for the year ended December 31, 2011 related to either loan-to-value or FICO

scores, and/or the interrelationship between such scores and classification of assets as sub-prime, Alt-A, or within other credit categories. Please revise future filings to include a discussion of loan-to-value ratios and FICO scores, and how they relate to your classification of loans and/or securities, as applicable. Also, quantify your Alt-A and sub-prime loans and securities, and where you have already quantified such amounts in your disclosure, clearly label those amounts as sub-prime or Alt-A to the extent that you classify your loans and securities into those categories.

2. We note your definition of adjustable rate mortgages (ARM) on page 246. Please tell us and revise future filings to disclose whether you originate and/or hold any interest-only loans. If you do hold interest-only loans, please disclose the amount of such loans held as of each period end and summarize the basis of the interest rates (e.g. based on LIBOR, etc.). To the extent such loans are more than an insignificant percentage of your portfolio, please revise your MD&A and financial statements to provide expanded disclosure that appropriately addresses the specific characteristics and related risks of interest-only loans and any modifications of such loans.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief